FORM 6-K/A

                                 Amendment No. 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                           For the month of July 2000
     (containing quarterly information for the quarter ended March 31, 2000)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F
                                     X
                                    ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No  X
                              -----              -----

                                EXPLANATORY NOTE


Subsequent to filing its quarterly financial reports on Form 6-K containing information on quarterly results for the first three quarters of calendar year 2000, the Company reassessed its recognition of previously recorded revenues based primarily on information regarding collectibility and realization of economic value and is restating revenues for each of the first three quarters of 2000 ended March 31, 2000, June 30, 2000 and September 30, 2000.

This Form 6-K/A includes such restated financial statements and related notes thereto for the three month period ended March 31, 2000.

                             COMMTOUCH SOFTWARE LTD.
                                   FORM 6-K/A

                                      INDEX

PART I.          FINANCIAL INFORMATION

        Item 1.  Financial Statements

                 Condensed Consolidated Balance Sheets

                 December 31, 1999 (Audited) and March 31, 2000 (Unaudited and restated)

                 Condensed Consolidated Statements of Operations for the Three months ended March 31, 2000 (Unaudited and restated) and 1999 (Unaudited)

                 Condensed Consolidated Statements of Cash Flows for the Three months ended March 31, 2000 (Unaudited and restated) and 1999 (Unaudited)

                 Notes   to   Condensed    Consolidated   Financial   Statements
                 (Unaudited)

        Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II.         OTHER INFORMATION

        Item 3.  Information Incorporated by Reference

Signatures

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                                           March 31,       December 31,
                                                             2000             1999
                                                          ---------         ---------
                                                         (unaudited
                                                        and restated)
ASSETS
Current Assets:

  Cash and cash equivalents                               $  58,944         $  65,996
  Marketable securities                                      14,784            18,050
  Trade receivables                                           3,104             2,378
  Prepaid marketing expenses                                  2,567             4,508
  Prepaid expenses and other accounts receivable              3,017             1,648
                                                          ---------         ---------
          Total current assets                               82,416            92,580
Other assets                                                  1,738             1,608
Long-term investment                                          3,000              --
Property and equipment, net                                   8,146             6,148
                                                          ---------         ---------
                                                          $  95,300         $ 100,336
                                                          =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of bank loans and capital leases               92               120
  Accounts payable                                            2,640             1,510
  Employees and payroll accruals                              1,293             1,032
  Other liabilities and accrued expenses                      2,697             1,865
                                                          ---------         ---------
          Total current liabilities                           6,722             4,527
                                                          ---------         ---------
Long-term portion capital leases                                 40                44
Accrued severance pay                                           656               453
                                                          ---------         ---------
                                                                696               497
                                                          ---------         ---------

Shareholders' Equity:

  Ordinary shares                                               218               213
  Additional paid-in capital                                135,501           133,403
  Deferred compensation                                      (5,016)           (5,779)
  Notes receivable from shareholders                         (2,126)           (1,060)
  Unrealized holding gains (losses)                             (32)               63
  Accumulated deficit                                       (40,663)          (31,528)
                                                          ---------         ---------
          Total shareholders' equity                         87,882            95,312
                                                          ---------         ---------
                                                          $  95,300         $ 100,336
                                                          =========         =========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                               Three Months Ended
                                                                      March 31,
                                                            -------------------------
                                                              2000              1999
                                                            --------         --------
                                                          (unaudited        (unaudited)
                                                         and restated)
Revenues                                                    $  3,597         $    346
Cost of revenue                                                2,121              435
                                                            --------         --------
Gross profit(loss)                                             1,476              (89)
                                                            --------         --------
Operating expenses:
  Research and development                                     1,993              340
  Sales and marketing                                          4,746              608
  General and administrative                                   2,106              617
  Amortization  of the  prepaid  marketing expenses            1,941             --
  Amortization of deferred compensation(1)                       763              386
                                                            --------         --------
          Total operating expenses                            11,549            1,951
                                                            --------         --------
Operating loss                                               (10,073)          (2,040)
Interest and other income (expense), net                         938             (271)
                                                            --------         --------
Net loss                                                    $ (9,135)        $ (2,311)
                                                            ========         ========
Basic and diluted net loss per share                        $  (0.60)        $  (1.54)
                                                            ========         ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share                                                       15,119            1,498
                                                            ========         ========

                                                                 Three Months Ended
                                                                       March 31,
                                                                --------------------
                                                                2000            1999
                                                              --------        --------
(1) Stock-based employee compensation                        (unaudited)     (unaudited)
relates to the following:

     Cost of revenues                                        $    25         $     12
     Research and development                                     71               36
     Sales and marketing                                         199              101
     General and administrative                                  468              237
                                                              --------        --------
               Total                                         $   763         $    386
                                                              ========        ========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                                     COMMTOUCH SOFTWARE LTD.


                         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (In thousands)
                                                                                Three Months
                                                                                   ended
                                                                                  March 31,
                                                                          -------------------------
                                                                            2000             1999
                                                                          --------         --------
                                                                         (unaudited      (unaudited)
                                                                        and restated)
Cash flows from operating activities:

  Net loss                                                                $ (9,135)        $ (2,311)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization                                           1,180              173
     Amortization of deferred compensation and warrants
       issued  for  service  received  and bank line of credit                 763              641
     Amortization of the prepaid marketing expenses                          1,941             --
     Increase in trade receivables                                            (726)            (188)
     Increase in other accounts  receivable and prepaid expenses            (1,369)            (285)
     Increase in accounts payable                                            1,130               18
     Increase in other liabilities                                           1,147              167
     Increase (Decrease) in deferred revenue                                   (54)              58
     Increase in accrued severance pay, net                                     73               44
                                                                          --------         --------
       Net cash used in operating activities                                (5,050)          (1,683)
                                                                          --------         --------
Cash flows from investing activities:

  Proceeds from sale of available  for sale  marketable securities           3,171             --
  Purchase of long-term investment                                          (3,000)            --
  Purchase of property and equipment                                        (3,178)            (950)
                                                                          --------         --------
       Net cash used in investing activities                                (3,007)            (950)
                                                                          --------         --------
Cash flows from financing activities:

  Short-term bank line of credit, net                                         --               (242)
  Payment of capital lease                                                     (32)             (25)
  Proceeds from issuance of shares                                           1,037            5,292
                                                                          --------         --------
       Net cash provided by financing activities                             1,005            5,025
                                                                          --------         --------
Increase (Decrease) in cash and cash equivalents                            (7,052)           2,392
Cash and cash equivalents at the beginning of the period                    65,996              834
                                                                          --------         --------
Cash and cash equivalents at the end of the period                        $ 58,944         $  3,226
                                                                          ========         ========
Supplemental disclosure of cash flows activity:
Cash paid during the year:
Interest                                                                  $      5         $     33
                                                                          ========         ========
Ordinary shares issued for notes receivable from shareholders             $  1,066         $    887
                                                                          ========         ========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

               NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation:

         The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned subsidiaries (collectively "the Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at March 31, 2000 and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on Form 20-F, as amended.

         The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2000.

2.       Restatement of Financial Statements

         Subsequent to filing its quarterly financial reports on Form 6-K for calendar year 2000 the Company reassessed its recognition of previously recorded revenues.

         Management reviewed information regarding collectibility of previously recorded revenues, independently verifiable economic value and the potential for continued utilization of assets received in certain non-monetary exchanges. Management also considered the continued deterioration in economic conditions and capital access available to its Internet centric customers.

         Based on management's reassessment and the resulting determination that there was limited future value derived from certain revenue transactions, the Company decided to conservatively and appropriately restate its financial statements for each of the first three quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

         The restated revenues for the first through third quarters of 2000 are $3.6 million, $5.0 million and $5.2 million, respectively, compared to previously announced revenues of $4.3 million, $5.9 million and $8.1 million. In total, previously reported revenues were restated by a reduction of $4.4 million. The net loss for the first three quarters of 2000 is $9.1 million, $10.8 million and $10.2 million, respectively, compared to the previously announced net loss of $8.5 million, $9.9 million, and $7.6 million. Certain other accounts were restated to reflect the above changes.

         Accordingly, such financial statements for the periods presented in this Form 6-K/A have been restated as follows (in thousands):

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                     Three Months Ended    Three Months Ended
                                           March 31,             March 31,
                                        -------------        -------------
                                        2000      2000            1999
                                      --------  --------        --------
                                         (unaudited)          (unaudited)
                                   (as reported)(restated)


Revenues                              $  4,272  $  3,597        $    346
                                      --------  --------        --------
Gross profit (loss)                      2,151     1,476             (89)
                                      --------  --------        --------
Operating loss                          (9,398)  (10,073)         (2,040)
                                      --------  --------        --------
Net loss                              $ (8,460) $ (9,135)       $ (2,311)
                                      ========  ========        ========


                          SELECTED CONSOLIDATED BALANCE SHEET ITEMS


                                         March 31, 2000       December 31, 1999
                                        ---------------        -------------
                                          (unaudited)
                                         (as    (restated)
                                       reported)

Trade receivables                       $  3,779  $  3,104        $  2,378

Accumulated deficit                      (39,988)  (40,663)        (31,528)

Item 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Conditions and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

Overview

Commtouch Software Ltd. ("Commtouch" or "the Company") and its subsidiaries are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of March 31, 2000, we had more than 300 global customers. Through our customers' sites we serve approximately 13.5 million active emailboxes. We also serve over 1.2 million active emailboxes to small businesses and websites through our ZapZone Network.

Results of Operations

The following table sets forth financial data for the three months ended March 31, 2000 and 1999 (in thousands):

                                         Three Months Ended   Three Months Ended
                                           March 31, 2000       March 31, 1999
                                            -------------       -------------
                                           (unaudited and        (unaudited)
                                            restated)(1)

Revenues                                      $  3,597             $    346
Cost of revenues                                 2,121                  435
                                              --------             --------
Gross profit (loss)                              1,476                  (89)
                                              --------             --------
Operating expenses:
  Research and development                       1,993                  340
  Sales and marketing                            4,746                  608
  General and administrative                     2,106                  617
  Amortization of the prepaid marketing
  expenses                                       1,941                 --
  Amortization of deferred compensation            763                  386
                                              --------             --------
          Total operating expenses              11,549                1,951
                                              --------             --------
Operating loss                                 (10,073)              (2,040)
Interest and other income (expense), net           938                 (271)
                                              --------             --------
Net loss                                      $ (9,135)            $ (2,311)
                                              ========             ========



(1) See note 2 of the notes to condensed consolidated financial statements.

Comparison of the Three Months Ended March 31, 2000 and 1999


Revenues. Revenues increased from $346,000 for the three months ended March 31, 1999 to $3,597,000 for the three months ended March 31, 2000. The key factor contributing to the growth of our revenues for the three month period ended March 31, 2000 is the increase in the number of business partners that have contracts that are generating revenue for the Company.

Cost of Revenues. Cost of revenues increased from $435,000 for the three months ended March 31, 1999 to $2,121,000 for the three months ended March 31, 2000 because of the increase in the number of business partners and one time charges for headhunter fees. Costs of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues.

Research and Development Costs. Research and development costs consist primarily of personnel and related costs, depreciation of equipment, supply costs and royalties paid to the Israeli Government for grants received in prior years for research and development activities. These royalties are paid at rates ranging from 3% to 5% of total revenues. We do not expect to receive further grants from the Israeli Government. Our research and development costs increased from $340,000 for the three months ended March 31, 1999 to $1,993,000 for the three months ended March 31, 2000 due primarily to higher personnel and related costs. We expect that research and development costs will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations and direct sales efforts, including travel expenses. Our sales and marketing expenses increased from $608,000 for the three months ended March 31, 1999 to $4,746,000 for the three months ended March 31, 2000 due primarily to marketing and other costs to support the growth of our email service revenues. We expect sales and marketing expenses to significantly increase in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales to business partners and the related market support to further develop our brand. We expect that for the next several quarters, the increase in sales and marketing expenses will be somewhat proportionate to the increase in revenues. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we hire additional personnel and continue to support and develop the email service business.

General and Administrative. General and administrative costs consist primarily of personnel and related costs, professional services and facility costs. Our general and administrative expenses increased from $617,000 for the three months ended March 31, 1999 to $2,106,000 for the three months ended March 31, 2000 due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the Go2Net and Microsoft warrants was $1,941,000 for the three months ended March 31, 2000. The prepaid marketing expense is being amortized using the straight line method over the minimum term of the commercial agreements with these two companies, or one year.

Amortization of Deferred Compensation. Stock-based employee deferred compensation expenses increased from $386,000 for the three months ended March 31, 1999 to $763,000 for the three months ended March 31, 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and other income (expense), net. Interest and other income (expense), net, fluctuated from a net expense of $271,000 for the three months ended March 31, 1999 to a net income of $938,000 for the three months ended March 31, 2000 due primarily to interest income earned from cash and cash equivalents generated from the initial public offering.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and research and development and royalty-bearing marketing grants from the Israeli government. On July 16, 1999, the Company raised $70,786,000, net of underwriters commission ($66,177,000 net of expenses), from the public offering (including the exercise of the underwriters' overallotment option) and the private placement that was part of the strategic partnership with Go2Net, Vulcan Ventures and Microsoft. As of March 31, 2000, we had $58,944,000 in cash and cash equivalents.

Net cash provided by financing activities was $1,005,000 for the three months ended March 31, 2000. Net cash provided by financing activities primarily consisted of cash received from employees related to the exercise of stock options. Net cash used in operating activities was $5,050,000 for the three months ended March 31, 2000. Net cash used for operating activities is comprised of net loss for the three months, partially offset by depreciation and amortization expenses. Net cash used in investing activities was $3,007,000 for the three months ended March 31, 2000. These investing activities consisted of purchases of property and equipment, sale of available for sale securities, and purchase of a long-term investment.

As of March 31, 2000, we had net working capital of $75.7 million.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed in our Annual Report on form 20-F filed with the Commission in June 2000. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible.

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel generally exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our 1999 Consolidated Financial Statements in current operations.

The  representative  exchange  rate, as reported by the Bank of Israel,  was NIS
4.026 for one dollar on March 31, 2000.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

PART II. OTHER INFORMATION

Item 3.           Information Incorporated by Reference

The information in this Report on Form 6-K/A is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    COMMTOUCH SOFTWARE, LTD.
                                           -------------------------------------
                                                        (Registrant)



Date:   March 22, 2001                        By /s/ Sunil Bhardwaj
------------------------------               -----------------------------------
                                             Sunil Bhardwaj
                                             Chief Financial Officer


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